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James C. Lin Partner		Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

August 24, 2018

Re:	CNFinance Holdings Limited (CIK No. 0001733868)
Registration Statement on Form F-1

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”) initially filed on July 11, 2018, with amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”) filed on July 31, 2018. Concurrently with the submission of this letter, the Company is filing its amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”) and certain exhibits via EDGAR to the Commission. The Second Amended Registration Statement also contains certain additional updates and revisions, including the Company’s interim unaudited financial information for the six months ended June 30, 2017 and 2018.

To facilitate your review, we have separately delivered to you four courtesy paper copies of the Second Amended Registration Statement, marked to show changes to the First Amended Registration Statement we submitted on July 31, 2018, and two copies of the submitted exhibits.

Securities and Exchange Commission	2	August 24, 2018

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer

Mr. Ning Li, Chief Financial Officer

CNFinance Holdings Limited

Mr. David T. Zhang, Esq.

Mr. Steve Lin, Esq.

Mr. Meng Ding, Esq.

Kirkland & Ellis International LLP

Mr. Ivan Li

KPMG Huazhen LLP